Issuer Free Writing Prospectus
Filed pursuant to Rule 433 relating to
Registration Statement No. 333-143472
Portland General Electric Company
Pricing Term Sheet
$300,000,000 First Mortgage Bonds, 6.10% Series due 2019
April 13, 2009

Issuer:	Portland General Electric Company (the “Company”)

Security:	First Mortgage Bonds, 6.10% Series due 2019

Aggregate Principal Amount Offered:	$300,000,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2009

Coupon:	6.10%

Maturity:	April 15, 2019

Yield to Maturity:	6.11%

Spread to Benchmark Treasury:	+ 325 basis points

Benchmark Treasury:	2.75% due February 15, 2019

Benchmark Treasury Yield:	2.86%

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate + 50 basis points

Price to Public:	99.926%

Settlement Date:	April 16, 2009 (T+3)

CUSIP:	736508 BQ4

ISIN:	US736508BQ47

Anticipated Ratings:	A by Standard & Poor’s Ratings Services and Baa1 by Moody’s Investors Service

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Wachovia Capital Markets, LLC

Co-Managers	Banc of America Securities LLC BNY Capital Markets, Inc. U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or calling Wachovia Capital Markets, LLC at 1-800-326-5897.